                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                                Loehmann's, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
    ------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    540417102
                      ------------------------------------
                                 (CUSIP Number)




                              Page 1 of 11 Pages

----------------------
CUSIP NO.
540417102
----------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                           (a)
                                                                ---
                                                           (b)
                                                                ---
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

               New York
--------------------------------------------------------------------------------
Number of               5.       Sole Voting Power
Shares
Beneficially                           0
Owned By                --------------------------------------
Each                    6.       Shared Voting Power
Reporting
Person With                            1,006,600
                        --------------------------------------
                        7.       Sole Dispositive Power

                                       0
                        --------------------------------------
                        8.       Shared Dispositive Power

                                       1,006,600
                        --------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               1,006,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)


               11.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person


            BD-PN-IA
--------------------------------------------------------------------------------



                              Page 2 of 11 Pages

----------------------
CUSIP NO.
540417102
----------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                           (a)
                                                                ---
                                                           (b)
                                                                ---
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

               Delaware
--------------------------------------------------------------------------------
Number of               5.       Sole Voting Power
Shares
Beneficially                           0
Owned By                --------------------------------------
Each                    6.       Shared Voting Power
Reporting
Person With                            1,006,600
                        --------------------------------------
                        7.       Sole Dispositive Power

                                       0
                        --------------------------------------
                        8.       Shared Dispositive Power

                                       1,006,600
                        --------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               1,006,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)


               11.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person


                HC-PN
--------------------------------------------------------------------------------



                              Page 3 of 11 Pages

----------------------
CUSIP NO.
540417102
----------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman Sachs Equity Portfolios, Inc. on behalf of
         Goldman Sachs Small Cap Equity Fund

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                           (a)
                                                                ---
                                                           (b)
                                                                ---
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization


               Maryland
--------------------------------------------------------------------------------
Number of               5.       Sole Voting Power
Shares
Beneficially                           0
Owned By                --------------------------------------
Each                    6.       Shared Voting Power
Reporting
Person With                            765,300
                        --------------------------------------
                        7.       Sole Dispositive Power

                                       0
                        --------------------------------------
                        8.       Shared Dispositive Power

                                       765,300
                        --------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               765,300
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               8.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

                IC
--------------------------------------------------------------------------------



                              Page 4 of 11 Pages
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Item 1(a).      Name of Issuer:
                Loehmann's, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                2500 Halsey Street
                Bronx, New York  10461

Item 2(a).      Name of Persons Filing:
                The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

Item 2(b). Address of Principal Business Office or, if None, Residence: for the Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
                85 Broad Street, New York, NY  10004
                for Goldman Sachs Equity Portfolios, Inc.:
                1 New York Plaza, New York, NY  10004

Item 2(c).      Citizenship:
                The Goldman Sachs Group, L.P. - Delaware
                Goldman, Sachs & Co. - New York
                Goldman Sachs Equity Portfolios, Inc. - Maryland

Item 2(d).      Title and Class of Securities:
                Common Stock, $.01 par value

Item 2(e).      CUSIP Number:
                540417102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

       (a).X    Broker or dealer registered under Section 15 of the Act,
                          Goldman, Sachs & Co.

       (b).     Bank as defined in Section 3(a)(6) of the Act,

       (c).     Insurance Company as defined in Section 3(a)(19) of the Act,

       (d).X Investment Company registered under Section 8 of the Investment Company Act,
                          Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

       (e).X    Investment Adviser registered under Section 203 of the
                Investment


                              Page 5 of 11 Pages
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                Advisers Act of 1940,
                          Goldman, Sachs & Co.

       (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                          The Goldman Sachs Group, L.P.

       (h).     Group, in accordance with Rule 13d-1(b)(ii)(H).

Item 4.         Ownership

       (a).     Amount beneficially owned:
                See the response(s) to Item 9 on the attached cover page(s).

       (b).     Percent of Class:
                See the response(s) to Item 11 on the attached cover page(s).

       (c).     Number of shares as to which such person has:

                (i).      Sole power to vote or to direct the vote:
                                 See the response(s) to Item 5 on the attached cover page(s).

                (ii).     Shared power to vote or to direct the vote:
                                 See the response(s) to Item 6 on the attached cover page(s).

                (iii).    Sole power to dispose or to direct the disposition of:
                                 See the response(s) to Item 7 on the attached cover page(s).

                (iv). Shared power to dispose or to direct the disposition of:
                                 See the response(s) to Item 8 on the attached cover page(s).

Item 5.         Ownership of Five Percent or Less of a Class.
                          Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                          See Exhibit (99.2)


                              Page 6 of 11 Pages

Item 8.         Identification and Classification of Members of the Group.
                          Not Applicable

Item 9.         Notice of Dissolution of Group.
                          Not Applicable

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Page 7 of 11 Pages
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 10, 1997

                                         THE GOLDMAN SACHS GROUP, L.P.
                                         By:    The Goldman Sachs Corporation,
                                                its general partner

                                         By:    /s/ David B. Ford
                                                --------------------------------
                                         Name:  David B. Ford
                                         Title: Executive Vice President

                                         GOLDMAN, SACHS & CO.

                                         By:    /s/ David B. Ford
                                                --------------------------------
                                         Name:  David B. Ford
                                         Title: Managing Director

                                         GOLDMAN SACHS EQUITY PORTFOLIOS,
                                         INC. on behalf of Goldman Sachs Small
                                         Cap Equity Fund

                                         By:    /s/ Michael J. Richman
                                                --------------------------------
                                         Name:  Michael J. Richman
                                         Title: Secretary


                              Page 8 of 11 Pages
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                                INDEX TO EXHIBITS

Exhibit No.          Exhibit
-----------          -------

     99.1 Joint Filing Agreement, dated May 10, 1996, between The Goldman Sachs Group, L.P., Goldman, Sachs & Co. and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

     99.2            Item 7 Information


                              Page 9 of 11 Pages